MyMD Pharmaceuticals, Inc.

855 N. Wolfe Street, Suite 623

Baltimore, MD 21205

May 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Ms. Margaret Schwartz
Mr. Joe McCann

Re:	MyMD Pharmaceuticals, Inc., f/k/a Akers Biosciences, Inc.
Registration Statement on Form S-3
Originally filed on March 25, 2021, as amended on April 28, 2021
File No. 333-254698 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, MyMD Pharmaceuticals, Inc. (f/k/a Akers Biosciences, Inc., the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on May 11, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

MYMD PHARMACEUTICALS, INC.

By:	/s/ Chris Chapman
Chris Chapman President, Chief Medical Officer, and Director

cc: Rick A. Werner, Esq., Haynes and Boone, LLP